SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. )*


                               XENOGEN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98410R108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   James Abell
                        c/o Abingworth Management Limited
                                 Princess House
                                38 Jermyn Street
                                 London SW1Y 6DN
                                 44 20 7534 1508
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                 AUGUST 15, 2005
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Abingworth Management Limited

--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                               (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------

 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     England
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       3,533,424 shares
    OWNED BY      --------------------------------------------------------------
      EACH         9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     3,533,424 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,533,424 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     [ ]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.7%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Abingworth Bioventures III A L.P.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                             (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------

 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     England
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       2,847,606 shares
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     2,847,606 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,606 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Abingworth Bioventures III B L.P.

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                                 (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------

 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------

 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     England
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       2,847,606 shares
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     2,847,606 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,606 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                   [ ]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Abingworth Bioventures III C L.P.
--------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                               (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     England
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       2,847,606 shares
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     2,847,606 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,606 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.1%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Abingworth Bioventures III Executives L.P.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                              (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7  SOLE VOTING POWER

                     0 shares
                  --------------------------------------------------------------
   NUMBER OF      8  SHARED VOTING POWER
     SHARES
  BENEFICIALLY       2,847,606 shares
    OWNED BY      --------------------------------------------------------------
      EACH        9  SOLE DISPOSITIVE POWER
   REPORTING
     PERSON          0 shares
      WITH        --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     2,847,606 shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,847,606 shares
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                    [ ]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.1%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

                                  Schedule 13D

Item 1. SECURITY AND ISSUER.
        -------------------

      This statement relates to the Common Stock, $0.001 par value per share (the "Common Stock") of Xenogen Corporation (the "Issuer") having its principal executive office at 860 Atlantic Avenue, Almeda, CA 94501.

Item 2. IDENTITY AND BACKGROUND.
        -----------------------

      (a) This Statement is being filed on behalf of: (i) Abingworth Management Limited ("Abingworth Management"); (ii) Abingworth Bioventures III A L.P. ("ABV III A"); (iii) Abingworth Bioventures III B L.P. ("ABV III B"); (iv) Abingworth Bioventures III C L.P. ("ABV III C"); (v) Abingworth Bioventures III Executives L.P. ("ABV III Executives" and together with ABV III A, ABV III B and ABV III C the "ABV III Funds"). Abingworth Management, the manager of the Funds, may be deemed to beneficially own the shares held of record by the ABV III Funds. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

      (b) The address for all Reporting Persons is c/o Abingworth Management Limited, Princess House, 38 Jermyn Street, London, England SW1Y 6DN.

      (c) The principal business of the ABV III Funds is to invest in and assist growth-oriented businesses. The principal business of Abingworth Management is to manage the affairs of the ABV III Funds.

      (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f) Abingworth Management is a corporation organized under the laws of England. ABV III A, ABV III B, and ABV III C are limited partnerships organized under the laws of England. ABV III Executives is a limited partnership organized under the laws of the State of Delaware.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------

      In 2003, the ABV III Funds acquired an aggregate of 12,115,384 shares of Series AA Preferred Stock of the Issuer for a total purchase price of $6,299,99.68 The working capital of the respective ABV III Funds was the source of funds for this purchase. The shares of Series AA Preferred Stock of the Issuer were converted into an aggregate of 1,730,768 shares of Common Stock without consideration in connection with the Issuer's initial public offering in July 2004. On July 19, 2004 and June 7, 2005, Abingworth Management acquired 5,715 and 10,000 shares of Common Stock, respectively, each for a price of $0.001 per share pursuant to the Issuer's 2004 Director Stock Plan.

      On August 11, 2005, the ABV III Funds and Abingworth Bioequities Master Fund Limited ("ABE"), a company managed by Abingworth Management, and certain other institutional accredited investors entered into a Securities Purchase Agreement (the "SPA") with the Issuer. Pursuant to the SPA, and in a private placement, on August 15, 2005, the ABV III Funds and the ABE Fund respectively acquired, 859,107 and 515,464 shares of Common Stock at a purchase price of $2.91 per share. On August 15, 2005, ABV III Funds and the ABE Fund also received warrants to purchase up to an additional 257,731 and 154,639 shares of Common Stock, respectively.

Item 4. PURPOSE OF TRANSACTION.
        ----------------------

      Each of the ABV III Funds and ABE acquired the Issuer's Common Stock for investment purposes. Depending on market conditions, the ABV III Funds and Abingworth Management's continuing evaluation of the business and prospects of the Issuer and other factors, the ABV III Funds may dispose of or acquire additional securities of the Issuer. None of the Reporting Persons has any present plans which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) Any action similar to any of those enumerated above.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.
            ------------------------------------

      (a) ABV III A is the owner of record of 1,300,117 shares of Common Stock and warrants to purchase 129,381 shares of Common Stock. ABV III B is the owner of record of 793,641 shares of Common Stock and warrants to purchase 78,979 shares of Common Stock. ABV III C is the owner of record of 475,398 shares of Common Stock and warrants to purchase 47,309 shares of Common Stock. ABV III Executive is the owner of record of 20,719 shares of Common Stock and warrants to purchase 2,062 shares of Common Stock. The warrants held by the ABV III Funds are exercisable within 60 days of the date hereof. The ABV III Funds, collectively, beneficially own 2,589,875 shares of Common Stock and warrants to purchase 257,731 shares of Common Stock, the shares of Common Stock and warrants comprising 16.1% of the outstanding Common Stock of the Issuer. The ABV III Funds share a manager, Abingworth Management, and are affiliated funds, and, on this basis, may be deemed to beneficially own the shares held by one another. Each of the ABV III Funds disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such ABV III Fund holds of record. Abingworth Management, as the manager of the ABV III Funds and ABE, may be deemed to beneficially own the shares of Common Stock held of record by the ABV III Funds and ABE (which is the owner of record of 515,464 shares of Common Stock and warrants to purchase 154,639 shares of Common Stock), representing an aggregate of 3,533,424 shares of Common Stock, and 19.7% of the outstanding Common Stock of the Issuer. The foregoing calculations are based on shares of Common Stock reported to be outstanding as of September 30, 2005 in the Issuer's Form 10-Q filed with the Securities Exchange Commission on November 14, 2005.

      (b) Number of shares as to which each person named in paragraph (a) above has:

            (i) sole power to vote or to direct the vote: see line 7 of cover sheets.

            (ii) shared power to vote or to direct the vote: see line 8 of cover sheets.

            (iii) sole power to dispose or to direct the disposition: see line 9 of cover sheets.

            (iv) shared power to dispose or to direct the disposition: see line 10 of cover sheets.

      (c) None of the Reporting Persons have effected any transaction in the Common Stock in the last 60 days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

      (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO
        -----------------------------------------------------------------------
        SECURITIES OF THE ISSUER.
        ------------------------

        Not applicable.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.
        --------------------------------

        Exhibit 1 Agreement regarding filing of joint Schedule 13D.

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2006

                        ABINGWORTH MANAGEMENT LIMITED


                        By: /S/ JAMES ABELL
                            ------------------------------
                        Name:  James Abell
                        Title:  Executive Director


                        ABINGWORTH BIOVENTURES III A L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED


                        By: /S/ JAMES ABELL
                            ------------------------------
                        Name:  James Abell
                        Title:  Executive Director


                        ABINGWORTH BIOVENTURES III B L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED


                        By: /S/ JAMES ABELL
                            ------------------------------
                        Name:  James Abell
                        Title:  Executive Director


                        ABINGWORTH BIOVENTURES III C L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED


                        By: /S/ JAMES ABELL
                            -----------------------------
                        Name:  James Abell
                        Title:  Executive Director


                        ABINGWORTH BIOVENTURES III EXECUTIVES L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED

                        By: /S/ JAMES ABELL
                            -----------------------------
                        Name:  James Abell
                        Title:  Executive Director

                                                            EXHIBIT 1

                                    AGREEMENT

    Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Xenogen Corporation.

    EXECUTED as a sealed instrument this 9th day of February, 2006.

                        ABINGWORTH MANAGEMENT LIMITED

                        By: /S/ JAMES ABELL
                            ------------------------
                        Name:  James Abell
                        Title:  Executive Director


                        ABINGWORTH BIOVENTURES III A L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED


                        By: /S/ JAMES ABELL
                            ------------------------
                        Name:  James Abell
                        Title:  Executive Director


                        ABINGWORTH BIOVENTURES III B L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED

                        By: /S/ JAMES ABELL
                            ------------------------
                        Name:  James Abell
                        Title:  Executive Director


                        ABINGWORTH BIOVENTURES III C L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED

                        By: /S/ JAMES ABELL
                            ------------------------
                        Name:  James Abell
                        Title:  Executive Director


                        ABINGWORTH BIOVENTURES III EXECUTIVES L.P.
                        BY ITS MANAGER, ABINGWORTH MANAGEMENT LIMITED

                        By: /S/ JAMES ABELL
                            ------------------------
                        Name:  James Abell
                        Title:  Executive Director